UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 4, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press releases dated February 4, 2013 entitled:

“Selling Shareholders Commence Secondary Offering of Common Stock” and “Selling Shareholders Price Secondary Offering of Common Stock”.

Exhibits

1.	Press release dated February 4, 2013 entitled: “Selling Shareholders Commence Secondary Offering of Common Stock”.

2.	Press release dated February 4, 2013 entitled: “Selling Shareholders Price Secondary Offering of Common Stock”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of February 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NOT FOR DISTRIBUTION IN ITALY

NXP Semiconductors N.V. – Selling Shareholders Commence Secondary Offering of Common Stock

Eindhoven, Netherlands – February 4, 2013 – NXP Semiconductors N.V. (“NXP”) (NASDAQ: NXPI) announced today that certain of its principal stockholders, including affiliates of funds managed or advised by AlpInvest Partners B.V., Apax Partners LLP, Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co. L.P. and Silver Lake Technology Management, LLC, have commenced a registered secondary offering of 30,000,000 shares of common stock pursuant to NXP’s shelf registration statement on Form F-3. NXP will not receive any proceeds from the sale of shares in the offering.

Barclays and Credit Suisse are acting as joint bookrunning managers for the offering.

Before you invest you should read the prospectus in the registration statement, the preliminary prospectus supplement and the other documents NXP has filed with the SEC, which may be accessed for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus, when available, may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Barclaysprospectus@broadridge.com (phone: 888-603-5847); or Credit Suisse Prospectus Department, One Madison Avenue, New York, New York 10010; tel: 1-800-221-1037; email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. NXP is a global semiconductor company with operations in more than 25 countries.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202

2

Exhibit 2

NXP Semiconductors N.V. – Selling Shareholders Price Secondary Offering of Common Stock

Eindhoven, Netherlands – February 4, 2013 – NXP Semiconductors N.V. (“NXP”) (NASDAQ: NXPI) announced today the pricing of the previously announced secondary offering of 30,000,000 shares of its common stock to be sold by certain of its principal stockholders, including affiliates of funds managed or advised by AlpInvest Partners B.V., Apax Partners LLP, Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co. L.P. and Silver Lake Technology Management, LLC, pursuant to NXP’s shelf registration statement on Form F-3, at a price to the public of $30.35 per share. The offering is expected to settle and close on February 7, 2013, subject to customary closing conditions. NXP will not receive any proceeds from the sale of shares in the offering.

Barclays and Credit Suisse are acting as joint bookrunning managers for the offering.

Before you invest you should read the prospectus in the registration statement, the preliminary prospectus supplement and the other documents NXP has filed with the SEC, which may be accessed for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus, when available, may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Barclaysprospectus@broadridge.com (phone: 888-603-5847); or Credit Suisse Prospectus Department, One Madison Avenue, New York, New York 10010; tel: 1-800-221-1037; email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. NXP is a global semiconductor company with operations in more than 25 countries.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202

2